Exhibit (a)(5)(xix)

Limited Brands, Inc. Preliminary Results of Dutch Auction Tender Offer,
Declaration of Special Dividend Questions and Answers

1.	What is Limited Brands announcing today?

Limited Brands today announced the preliminary results of its modified “Dutch Auction” tender offer to purchase $2 billion of its common stock. The tender offer expired at 12:00 midnight, New York City time, on Monday, November 22, 2004.

Based on a preliminary count by the depositary for the tender offer, 88,339,615 shares of common stock were properly tendered and not withdrawn (including 29,234,753 shares that were tendered through notice of guaranteed delivery) at or below $29.00 per share. The Company preliminarily expects to purchase 68,965,000 shares of common stock at a purchase price of $29.00 per share. The preliminary proration factor for the tender offer is 78%.

The determination of the final purchase price and the final proration factor is subject to confirmation by the depositary of the proper delivery of all shares tendered and not withdrawn. Payment for the shares accepted for purchase, and return of all other shares tendered, will occur promptly after completion of the final purchase price and proration computations.

The Company also declared a $500 million dividend, or approximately $1.23 per share, to shareholders of record on December 22, 2004, payable on January 4, 2005. The precise per share amount of the dividend will be determined and announced when the final purchase price and proration factor in the tender offer are determined.

2.	Why is Limited Brands doing this?

The $2 billion tender offer and the $500 million special dividend are intended to achieve multiple objectives, including demonstrating Limited Brands’ confidence in the business, providing value to continuing stockholders, providing an opportunity for Limited Brands stockholders who wish to receive cash for their shares to do so, and establishing a capital structure that is appropriate for Limited Brands’ current business.

3.	How can I determine how the proration applies to the number of shares that I tendered?

To apply the proration multiply the number of shares tendered by the proration factor (78%). This calculation applies for all shares tendered.

4.	If my shares were not purchased, when will my shares be returned?

Shares that were not purchased should be returned within one week after the final purchase calculation is made. The exact timing of the return will vary depending on the source of shares tendered.

5.	When will I get the money for shares that I tendered that were purchased by Limited Brands?

Money for shares purchased will be distributed as soon as is administratively feasible, which we expect to be in about two to three weeks.

6.	How will I get the money for shares that I tendered that were purchased by Limited Brands?

Checks will be mailed to the address you provided on the tender offer documents you submitted to tender your shares, unless you have indicated an alternate source of payment (i.e. wire transfer). For the Savings and Retirement Plan (SARP), your proceeds will be reinvested into your account based on your current investment elections.

7.	Who do I contact with questions regarding my personal situation and the payout of tendered shares from the various plans through which I hold Company stock?

If you have questions regarding your personal situation and the payout of tendered shares from the various plans through which you may hold Company stock, you may call:

Regarding stock options: call Merrill Lynch at (614) 225-3194, if calling from Columbus, Ohio; or (800) 216-1606 toll-free if calling from outside Columbus, Ohio; or contact your own broker if applicable. Representatives available 9 a.m. to 5 p.m. New York City time Monday through Friday.

Regarding shares owned through the Associate Stock Purchase Plan (ASPP): call Computershare at (800) 711-5776. Representatives available 8 a.m. to 7 p.m. New York City time Monday through Friday.

Regarding shares owned through SARP: call The SARP Line at 1-800-525-7277. Representatives available 8 a.m. to 7 p.m. New York City time Monday through Friday.

Regarding shares owned by you not held in any plans: D.F. King & Co., Inc. at (888) 628-8208. Representatives available 7 a.m. to 11 p.m. New York City time Monday through Friday.

8.	What is a special dividend?

A dividend is a payment, usually in cash, made by a company to a stockholder. Limited Brands pays a regular dividend of $.12 per share, per quarter to stockholders. Today, Limited Brands announced a special dividend of $500 million. This special dividend is a one time action and is in addition to regular quarterly dividends paid by Limited Brands and is an element of an overall plan to return $2.5 billion to stockholders.

9.	How much will the special dividend be per share?

Limited Brands has declared a special dividend of $500 million, or approximately $1.23 per share, to shareholders of record on December 22, 2004, payable on January 4, 2005. The precise per share amount of the dividend will be determined and announced when the final purchase price and proration factor in the tender offer are determined.

10.	Will associates who own shares outright, through the Savings and Retirement Plan (SARP) and/or through the Associate Stock Purchase Plan (ASPP) benefit from a special dividend?

All associates who own shares – either outright, through the SARP and/or through the ASPP – will benefit from the dividend for all shares owned at the time the dividend is offered, in this case, as of December 22, 2004. Details of how the dividend transaction impacted individual shares will be included in associates’ next quarterly SARP/ASPP statements.

11.	What are the key dates associated with this special dividend?

The ex-dividend date is December 20, 2004. The record date of the dividend is December 22, 2004. The payment date of the special dividend is January 4, 2005.

12.	What does the record date for the special dividend mean?

This means that stockholders of record as of December 22, 2004 are entitled to receive the special dividend (currently estimated to be $1.23 per share).

13.	When will the dividend payment be made?

The payment date for the special dividend is January 4, 2005.

14.	What does the ex-dividend date of the special dividend mean?

The ex-dividend date is the second business day before the record date, in this case it is December 20, 2004. On (or after) this date those who buy the stock will not receive the special dividend.

15.	How does the special dividend impact holders of stock options and restricted stock?

Outstanding stock options and unvested restricted stock under Limited Brands’ stock-based associate plans will be adjusted to reflect the impact of the special dividend. Associates who currently have outstanding stock options and/or unvested restricted stock will receive a personalized communication explaining the formula for the adjustment and the impact of the dividend. Payment of the dividend will not affect the vesting schedule for unvested stock options or restricted stock. Holders of restricted stock that has already vested would be eligible for the dividend for any shares they hold as of the record date, as would any other stockholder.

16.	If I tendered my shares as part of the recent $2 billion tender offer, will I receive the special dividend?

If you tendered your shares, you will not be entitled to receive the special dividend or other future distributions with respect to any shares Limited Brands purchased. Stockholders of record as of December 22, 2004, will be entitled to their pro rata share.

17.	Who can I talk to for more information about what this all means to me?

If you have questions regarding your personal situation and how the dividend impacts the various plans through which you may hold Company stock, you may call:

Regarding stock options: call Merrill Lynch at (614) 225-3194, if calling from Columbus, Ohio; or (800) 216-1606 toll-free if calling from outside Columbus, Ohio; or contact your own broker if applicable. Representatives available 9 a.m. to 5 p.m. New York City time Monday through Friday.

Regarding shares owned through the Associate Stock Purchase Plan: call Computershare at (800) 711-5776. Representatives available 8 a.m. to 7 p.m. New York City time Monday through Friday.

Regarding shares owned through SARP: call The SARP Line at 1-800-525-7277. Representatives available 8 a.m. to 7 p.m. New York City time Monday through Friday.

Regarding shares owned by you not held in any plans: D.F. King & Co., Inc. at (888) 628-8208. Representatives available 7 a.m. to 11 p.m. New York City time Monday through Friday.

ADDITIONAL LEGAL INFORMATION:

This communication is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of Limited Brands’ common stock. The tender offer is being made only pursuant to the Offer to Purchase and the related materials (as amended and supplemented) that Limited Brands distributed to stockholders on October 7, 2004. Stockholders should read the Offer to Purchase and the related materials carefully because they contain important information. Stockholders can obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that Limited Brands filed with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. Stockholders may also obtain a copy of these documents, without charge, from D.F. King & Co., Inc., the information agent for the tender offer, toll free at 888-628-8208.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: All forward-looking statements made by the Company in this communication involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond the Company's control. Accordingly, the Company's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend” and similar expressions may identify forward-looking statements. The following factors, among others, in some cases have affected and in the future could affect the Company’s financial performance and actual results and could cause actual results for 2004 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this communication or otherwise made by management: changes in consumer spending patterns, consumer preferences and overall economic conditions; the potential impact of national and international security concerns on the retail environment, including any possible military action, terrorist attacks or other hostilities; our ability to service the debt we expect to incur in connection with this tender offer, any debt we draw down under our credit facilities, and other any debt we incur, and the restrictions the agreements related to such debt impose upon us; our ability to implement our strategic and operational initiatives; the impact of competition and pricing; changes in weather patterns; political stability; postal rate increases and charges; paper and printing costs; risks associated with the seasonality of the retail industry; risks related to consumer acceptance of the Company’s products and the ability to develop new merchandise; the ability to retain, hire and train key personnel; risks associated with the possible inability of the Company’s manufacturers to deliver products in a timely manner; risks associated with relying on foreign sources of production; risks associated with the possible lack of availability of suitable store locations on appropriate terms and other factors that may be described in the Company’s filings with the Securities and Exchange Commission. The forward-looking information provided in this communication is based on information available to the Company as of the date of this communication. The

Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

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